ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.:  333-231254
Dated June 5, 2019

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-06

PolyMet announces commencement of the Rights Offering and trading dates

St. Paul, Minn., June 5, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) (TSX: POM; NYSE American: PLM) has commenced its previously announced offering of rights (“Rights”) to purchase common shares of the company to raise approximately US$265 million in gross proceeds (the “Rights Offering”).

The Rights trade on the Toronto Stock Exchange (“TSX”) under the symbol “POM.RT” and will cease trading on the TSX at noon (Eastern time) on June 26, 2019. The Rights also trade on the NYSE American under the symbol “PLM.RT” and the last day of trading on the NYSE American will be June 21, 2019.

Pursuant to the Rights Offering, all eligible registered shareholders of PolyMet (subject to applicable law) have been distributed one Right for every common share of PolyMet owned on the record date of June 3, 2019.  For each one (1) Right held, holders are entitled to acquire 2.119069 common shares of PolyMet at US$0.3881 per share (the “Rights Price”).  The Rights Offering includes an additional subscription privilege entitling holders of Rights who have fully exercised their Rights to subscribe for additional common shares, if available, that were not otherwise subscribed for under the Rights Offering.

Subject to applicable law, all PolyMet shareholders have the choice to participate and, by exercising all of their Rights, maintain their existing levels of ownership. Rights holders can, in whole or in part, exercise their Rights and subscribe for common shares, or sell or assign their Rights to another party (who wishes to subscribe for new PolyMet common shares).  The expiry time (the “Expiry Time”) of the Rights Offering is 5:00 pm (Eastern time) on June 26, 2019 (the “Expiry Date”).  Rights not exercised before the Expiry Time on the Expiry Date will be void and of no value.

As previously disclosed, PolyMet has entered into a standby purchase agreement (the "Standby Purchase Agreement") pursuant to which Glencore AG (“Glencore”), subject to certain terms and conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at the Rights Price, that number of common shares equal to the difference, if any, of (x) the total number of common shares offered pursuant to the Rights Offering minus (y) the number of common shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege. As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the Rights Offering will be fully backstopped by Glencore.

Shareholders in North America should direct questions to Shorecrest Group at:

North American Toll-Free 1-888-637-5789
Banks and Brokers and collect calls  647-931-7454
Email at contact@shorecrestgroup.com | www.shorecrestgroup.com
Shareholders outside of North America should direct questions to Georgeson at:
Shareholders, Banks and Brokers +44 207 019 7081
infoagent@georgeson.com

Further details concerning the Rights Offering are contained in the company's short form final prospectus dated May 24, 2019, which is available on the company's SEDAR profile and in the company’s Form F-10, as amended, filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov).

* * * * *

This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

*   *   *   *   *
About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.
For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.